Exhibit 3.1

AMENDMENT TO BYLAWS
OF
SULPHCO, INC.
a Nevada Corporation

Pursuant to the approval by a majority of the Directors of SulphCo, Inc. (the “Company”) during a special telephonic meeting of the Company’s Board of Directors held on January 17, 2007, and in accordance with the authority provided to the Directors pursuant to Section 8.1 of the Bylaws, the Company’s Bylaws are amended as follows:

Section 8.1 of the Company’s Bylaws is amended in its entirety as follows:

“Section 8.1 AMENDMENTS. Subject to the provisions of the Articles of Incorporation, the authority to amend, alter, add to, rescind or repeal the Bylaws is granted exclusively to the Board of Directors.”